

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. John Paul Fischer
CorpBanca
Rosario Norte 660
Las Condes, Santiago, Chile

> **Re: CorpBanca**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-32305**

Dear Mr. Fischer:

We have reviewed your response dated November 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F

Loan Portfolio, page 49

1. We note your response to comment 3 in your letter dated November 29, 2010. Please revise your proposed disclosure to clarify how you "bring into play their allowances" and how that results in a concession.

Models Based on Group Analysis, page 58

2. We note your response to comments 4 and 6 in your letter dated November 29, 2010.

    a. Please tell us the loss emergence periods for each significant loan type and tell us how that period is incorporated in your allowance for loan loss methodology.

b. Please tell us how different loss emergence periods impact the provision formula disclosed in response 4c.

c. Please tell us the definition of default importance as used in response 4c.

d. Please tell us how you incorporate the fairly long term triggers to write-off a loan (24-48 months) in your allowance methodology. Specifically discuss how you reconcile this long charge-off methodology with the fact that you only use a one year historical default period in your methodology.

3. We note your response to comment 6 in your letter dated November 29, 2010. In light of your charge-off periods ranging up to 48 months, please revise your proposed disclosure to include additional granularity related to the "more than 89 days" amount.

Provision for Loan Losses, page 78

4. We note your response to comment 7 in your letter dated November 29, 2010. Your response does not appear to quantify the impact of each disclosed factor in the increase in your provision, nor did you indicate you would revise disclosure in future filings. Therefore, we again ask you to quantify the significant factors that led to the significant increase in your provision and to revise future filings accordingly.

Financial Statements

Consolidated Statements of Income, page F-4

5. We note your response to comment 11 in your letter dated November 29, 2010. Please revise your subtotals that include "operating income" to more accurately and transparently describe the amounts reflected in those subtotals. For example, consider revising "operating income before loan losses" to something similar to "operating income, net of interest expense and expenses from service fees, before loan losses" since this subtotal includes certain expenses and is not simply gross operating income. Alternatively, discontinue the use of "operating income" where certain expenses are included in the subtotal.

Note 2 – First Time Adoption of Financial International Reporting Standards

b. Main changes to the accounting policies, page F-34

6. We note your response to comments 19 and 22 in your letter dated November 29, 2010. Please clarify whether you actually adjusted the amount of your allowance for loan losses at December 31, 2008 and 2009 as presented in the financial statements included in your

December 31, 2009 Form 20-F or whether you simply changed your methodology to an IFRS compliant version going forward. If you did adjustment the amounts recorded, please explain to us where the adjustment is presented in the reconciliations of the financial statements disclosed in Note 2d starting on page F-37.

b. Main changes to the accounting policies – 8. price-level restatement, page F-35

7. We note your response to comment 21 in your letter dated November 29, 2010. Please revise future filings to include the information included in your response in the final paragraph explaining why you did not reverse the price-level restatement for paid-in-capital.

You may contact Michael Volley at (202) 551-3437 or me at (202) 551-3494 if you have any questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief